Exhibit 99.1

360 DigiTech Launches Global Offering

Shanghai, China, November 18, 2022, 360 DigiTech, Inc. (NASDAQ: QFIN) (“360 DigiTech” or the “Company”), a leading Credit-Tech platform in China, today announced the launch of its global offering (the “Global Offering”) of 5,540,000 Class A ordinary shares of the Company, which comprises a Hong Kong public offering of initially 560,000 Class A ordinary shares commencing today (the “Hong Kong Public Offering”) and an international offering of initially 4,980,000 Class A ordinary shares commencing today (the “International Offering”), and listing of the Company’s Class A ordinary shares on the Main Board of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) under the stock code “3660.”

The Company’s American depositary shares (the “ADSs”), each representing two Class A ordinary shares of the Company, will continue to be listed and traded on the Nasdaq Global Select Market (the “Nasdaq”). Investors in the Global Offering will only be able to purchase Class A ordinary shares and will not be able to take delivery of ADSs. Upon listing in Hong Kong, the Class A ordinary shares listed on the Hong Kong Stock Exchange will be fully fungible with the ADSs listed on the Nasdaq.

The initial number of Class A ordinary shares under each of the Hong Kong Public Offering and the International Offering represents approximately 10% and 90% of the total number of Class A ordinary shares initially available under the Global Offering, respectively, subject to re-allocation and over-allotment. Subject to the level of oversubscription in the Hong Kong Public Offering and pursuant to the claw back mechanism as described in the prospectus to be issued by the Company in Hong Kong dated November 18, 2022, the total number of Class A ordinary shares available under the Hong Kong Public Offering could be adjusted to up to a maximum of 2,770,000 Class A ordinary shares, representing approximately 50% of the Class A ordinary shares initially available under the Global Offering. In addition, the Company expects to grant the international underwriters an over-allotment option to require it to sell up to an additional 830,000 Class A ordinary shares of the Company in the International Offering, representing approximately 15% of the total number of Class A ordinary shares initially available under the Global Offering.

The offer price for the Hong Kong Public Offering (the “Hong Kong Offer Price”) will be no more than HK$88.80 per Class A ordinary share, or US$11.31 per Class A ordinary share (equivalent to US$22.62 per ADS) (the “Maximum Hong Kong Offer Price”). The offer price for the International Offering tranche of the Global Offering (the “International Offer Price”) may be set higher than, or the same as, the Maximum Hong Kong Offer Price. The Company will set the International Offer Price on or about November 23, 2022, Hong Kong time, by taking into consideration, among other factors, the closing price of the ADSs on the Nasdaq on the last trading day on or before November 23, 2022 and investor demand during the marketing process. The final Hong Kong Offer Price will be set at the lower of the final International Offer Price and the Maximum Hong Kong Offer Price. The shares will be traded in board lots of 50 Class A ordinary shares.

The Company plans to use the net proceeds from the Global Offering for its research and development to enhance its technology and credit assessment capabilities, and develop more diversified technology solutions in response to the evolving needs of financial institutions and fine-tune its services and solutions; for further penetrating the Credit-Tech Industry and expanding user base; and for general corporate purposes and working capital needs.

Citigroup Global Markets Asia Limited and China International Capital Corporation Hong Kong Securities Limited are the joint sponsors for the proposed Global Offering. Citigroup Global Markets Asia Limited and China International Capital Corporation Hong Kong Securities Limited act as the joint global coordinators for the proposed Global Offering. Citigroup Global Markets Asia Limited (in relation to the Hong Kong Public Offering only), Citigroup Global Markets Limited (in relation to the International Offering only) and China International Capital Corporation Hong Kong Securities Limited, CCB International Capital Limited, Futu Securities International (Hong Kong) Limited, and Tiger Brokers (HK) Global Limited are the joint bookrunners for the proposed Global Offering. Citigroup Global Markets Asia Limited (in relation to the Hong Kong Public Offering only), Citigroup Global Markets Limited (in relation to the International Offering only) and China International Capital Corporation Hong Kong Securities Limited, CCB International Capital Limited, Futu Securities International (Hong Kong) Limited, Tiger Brokers (HK) Global Limited, and Livermore Holdings Limited are the joint lead managers for the proposed Global Offering.

The International Offering is being made only by means of a preliminary prospectus supplement dated November 17, 2022 and the accompanying prospectus included in an automatic shelf registration statement on Form F-3 filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 17, 2022, which automatically became effective upon filing. The registration statement on Form F-3 and the preliminary prospectus supplement are available at the SEC website at: http://www.sec.gov.

The proposed Global Offering is subject to market and other conditions, and there can be no assurance as to whether or when the Global Offering may be completed, or as to the actual size or terms of the Global Offering. This press release shall not constitute an offer to sell or the solicitation of an offer or an invitation to buy any securities of the Company, nor shall there be any offer or sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction. This press release does not constitute a prospectus (including as defined under the laws of Hong Kong) and potential investors should read the prospectus of the Company for detailed information about the Company and the proposed Global Offering, before deciding whether or not to invest in the Company. This press release has not been reviewed or approved by the Hong Kong Stock Exchange or the Securities and Futures Commission of Hong Kong.

The price of the Class A ordinary shares of the Company may be stabilized in accordance with the Securities and Futures (Price Stabilization) Rules. The details of the intended stabilization and how it will be regulated under the Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong) will be contained in the prospectus of the Company dated November 18, 2022.

About 360 DigiTech

360 DigiTech is a leading Credit-Tech platform. Through its platform the Company enables financial institutions to provide better and targeted products and services to a broader consumer base. The Company also offers standardized risk management service, in the form of SaaS modules to institutional clients. The Company’s solutions provide seamless experiences and create noticeable advantages in customer acquisition, funding optimization, risk assessment and post-lending management.

For more information, please visit: ir.360shuke.com

Safe Harbor Statement

Any forward-looking statements contained in this announcement are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. 360 DigiTech may also make written or oral forward-looking statements in its reports to the U.S. Securities and Exchange Commission ("SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including the Company’s business outlook, beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, which factors include but not limited to the following: the Company’s growth strategies, the Company’s cooperation with 360 Group, changes in laws, rules and regulatory environments, the recognition of the Company’s brand, market acceptance of the Company’s products and services, trends and developments in the credit-tech industry, governmental policies relating to the credit-tech industry, general economic conditions in China and around the globe, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks and uncertainties is included in 360 DigiTech's filings with the SEC and the prospectus registered in Hong Kong. All information provided in this press release and in the attachments is as of the date of this press release, and 360 DigiTech does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

360 DigiTech

E-mail: ir@360shuke.com

Christensen

In China

Mr. Eric Yuan

Phone: +86-138-0111-0739

E-mail: Eyuan@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

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